July 8, 2016

Ms. Erin E. Martin

Special Counsel

Office of Financial Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pacific Continental Corporation

Registration Statement on Form S-4

Filed June 9, 2016

File No. 333-211942

Dear Ms. Martin:

On behalf of Pacific Continental Corporation (the “Company”), we hereby electronically transmit, pursuant to Regulation S-T, Amendment Number 1 to Registration Statement on Form S-4 (File No. 333-211942) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”), which has been marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on June 9, 2016.

This letter responds to the comments of the staff of the Commission received by E-mail, dated June 30, 2016, relating to the Registration Statement.

We have discussed the staff’s comments with representatives of the Company. The Commission’s numbered comments are set forth below in bold font and italics, with our response immediately following. Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement.

Prospectus Cover Page

1.	Please disclose on the cover page that the merger is contingent on shareholder’s equity being no less than $46,128,000. Make corresponding disclosure that includes the actual shareholder’s equity as of a recent date in the Summary section on page 13, “Conditions that Must Be Satisfied or Waived for the Merger to Occur,” and in the corresponding section beginning on page 70.

Response: The Company has added the requested disclosure on the cover page of the prospectus. In addition, corresponding disclosure that includes the actual shareholder’s equity of Foundation Bancorp, Inc., at March 31, 2016, has been added in the “Summary”

Ms. Erin E. Martin

Securities and Exchange Commission

July 8, 2016

section “Conditions that Must Be Satisfied or Waived for the Merger to Occur” on page 14, and in the corresponding section “The Merger Agreement – Conditions to Completion of the Merger” on page 71.

Summary

What the Holder of Foundation Bancorp Preferred Stock Will Receive in the Merger, page 10

2.	Please disclose more specifically how the current preferred stock will be treated to clarify whether the $4.03 million dividend payment to be made at closing to preferred holders represents the total cumulative dividend through 2020 or a portion of dividends to be paid.

Response: The Company has added disclosure in the “Summary” section “What the Holder of Foundation Bancorp Preferred Stock Will Receive in the Merger” on page 10, and in the corresponding section “The Merger Agreement – Treatment of Foundation Bancorp Preferred Stock” on page 65, clarifying that the amount set forth as the cumulative cash dividend the preferred stockholder will receive at closing represents the total cumulative dividend payable to such preferred stockholder through March 25, 2020.

The Merger

Opinion of Foundation Bancorp’s Financial Advisor, page 42

3.	Please expand the last paragraph of this section on page 54 to disclose all compensation paid to KBW during the last two years for all services. Please refer to Section 1015(b)(4) of Regulation M-A.

Response: The Company has expanded the last paragraph of the section “The Merger – Opinion of Foundation Bancorp’s Financial Advisor” on page 54 to include the requested disclosure.

Interests of Foundation Bancorp’s Directors and Officers in the Merger

Change in Control Payments, page 55

4.	Please revise to disclose the transaction bonus to be paid to each officer rather than disclosing the range for all of the officers.

Response: The Company has revised the disclosures in “Summary – Interests of Foundation Bancorp’s Directors and Officers in the Merger” on page 13, “Risk Factors –

Ms. Erin E. Martin

Securities and Exchange Commission

July 8, 2016

Certain of Foundation Bancorp’s directors and officers have interests in the merger that may differ from the interests of Foundation Bancorp’s shareholders” on page 19, and “The Merger – Change in Control Payments” on page 56, to provide the amount of the transaction bonus to be paid to each officer.

We believe that the proposed modifications to the Registration Statement are responsive to the staff’s comments. Please direct any further communications relating to this filing to the undersigned at 415.983.1845.

Very truly yours,

/s/ Patricia F. Young

Enclosures

cc:	Richard R. Sawyer

Roger S. Busse